FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July 2005

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of consolidated Financial Statements issued by Compañía de Minas Buenaventura S.A.A. and subsidiaries on July 21, 2005, announcing the Company's Second Quarter and accumulated 2005 results

For Immediate Release

Compañía de Minas Buenaventura Announces

Second Quarter 2005 Results

Lima, Peru, July 21, 2005 - Compañía de Minas Buenaventura S.A.A. ("Buenaventura" or "the Company") (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru's largest publicly traded precious metals mining company, announced today its results for the second quarter and first six months of 2005. All figures have been prepared in Peruvian GAAP and are stated in current Peruvian Nuevos Soles (S/.) for 2005 and Peruvian Nuevos Soles at prices as of December, 2004. For the convenience of the reader, figures are stated in U.S. dollars (US$) at a rate of S/.3.254 per US$1.00 for 2Q05 and S/.3.476 per US$1.00 for 2Q04.

Comments from the Chief Executive Officer:

Roque Benavides, Chief Executive Officer of Buenaventura stated: "We are pleased to continue reporting improving economic and operating results as well as encouraging exploration progress.

This quarter, Buenaventura's net income was US$82.6 million, including a negative effect from derivative instruments of US$0.5 million. Without considering this effect, net income in 2Q05 was US$82.1 million.

Operating income this quarter was US$27.8 million, 2% higher than in 2Q04, while total EBITDA was US$106.8 million, which represented a 22% increase when compared to 2Q04. EBITDA from Buenaventura's direct operations was US$26.9 million, 6% lower than in 2Q04.

These positive results were mainly driven by higher production in Orcopampa, solid quarter for Yanacocha and the benefit of a cash dividend from Cerro Verde."

Financial Highlights (in millions of US$, except EPS figures):
	2Q05	2Q04	Var	6M05	6M04	Var
Total Revenues	88.1	79.4	11%	171.3	152.4	12%
Operating Income	27.8	27.1	2%	54.3	53.4	2%
EBITDA (BVN Direct Operations)	26.9	28.5	-6%	52.0	42.6	22%
EBITDA (including Yanacocha)	106.8	87.3	22%	222.3	191.0	16%
Net Income	82.6	66.1	25%	146.0	117.0	25%
EPS	0.65	0.52	25%	1.15	0.92	25%
Net Income (without mark to market effect)	82.1	37.9	117%	138.5	86.3	60%
EPS (without Mark to market effect)	0.65	0.30	117%	1.09	0.68	60%

OPERATING REVENUE

In 2Q05, net sales were S/.232.0 million, compared with the S/.232.1 million obtained in 2Q04, when an extraordinary volume was sold. However, due to the revaluation of the Peruvian Nuevo Sol, when analyzing US$ figures, net sales were US$71.3 million, an increase of 7% compared to US$66.8 million in 2Q04. This was the result of a 15% increase in volume of gold sold.

Royalty income in 2Q05 was US$9.5 million, a 28% increase when compared to US$7.4 million in 2Q04.

Operating Highlights	2Q05	2Q04	Var %	6M05	6M04	Var %
Net Sales (in millions of US$)	71.3	66.8	7%	138.8	125.9	10%
Average Realized Price Gold (US$/oz.)	362	366	-1%	369	366	1%
Average Realized Price Silver (US$/oz.)	7.05	6.31	12%	7.04	6.26	13%
Average Realized Price Lead (US$/TM.)	993	858	16%	989	856	15%
Average Realized Price Zinc (US$/TM.)	1,293	1,047	24%	1,264	1,038	22%

Sales Content
	2Q05	2Q04	Var%	6M05	6M04	Var%%%%%%
Gold (in oz)	92,078	85,669	7%	177,306	153,886	15%
Silver (in oz)	3,520,705	3,957,056	-11%	6,770,734	7,405,529	-9%
Lead (in MT)	6,933	6,992	-1%	13,764	14,472	-5%
Zinc (in MT)	11,266	14,026	-20%	23,802	25,860	-8%

Accumulated net sales for the first six months of 2005 were US$138.8 million, a 10% increase compared to 2004 (US$125.9 million). Royalty income for the first six months of 2005 was US$19.6 million, a 13% increase when compared to US$17.4 million in 2Q04.

PRODUCTION AND OPERATING COSTS

Buenaventura's equity production during 2Q05 was 88,399 ounces of gold, 14% higher than 2Q04 production (77,328 ounces) and 3,305,095 ounces of silver, a 5% increase when compared to 3,159,804 ounces in 2Q04.

Equity production1 for the accumulated six month period was 176,766 ounces of gold and 6,593,195 ounces of silver. This represented an increase of 16% in gold production and a 7% increase in silver production compared to 2004 figures.

Equity Production[1]
	2Q05	2Q04	Var%	6M05	6M04	Var%
Gold (in oz)	88,399	77,328	14%	176,766	152,716	16%
Silver (in oz)	3,305,095	3,159,804	5%	6,593,195	6,152,500	7%
Lead (in MT)	3,718	3,797	-2%	7,961	7,636	4%
Zinc (in MT)	5,822	6,525	-11%	11,825	12,363	-4%

In Orcopampa (100%), total gold production in 2Q05 was 57,129 ounces, a 15% increase when compared to 49,593 ounces in 2Q04 due to higher tonnage and recovery (Appendix 2). For the first six months of 2005, total gold production was 114,101 ounces, an 18% increase when compared to 2004 production (96,881 ounces).

Cash operating costs increased 18%, from US$118/oz in 2Q04 to US$139/oz in 2Q05. This increase is explained by higher energy consumption used for pumping and ventilation in the deepest levels of the mine as well as higher labor costs from a 5% payroll increase as per the union agreement and the retroactive reimbursement for the 1Q05 period.

Total royalties paid to the government by Orcopampa in 2Q05 were US$205.1 thousand.

In Uchucchacua (100%), total silver production in 2Q05 was 2,534,704 ounces, a 2% increase when compared to 2,474,516 ounces in 2Q04. For the first six months of 2005, total silver production was 5,071,465 ounces, a 5% increase when compared to 2004 production (94,822,243 ounces).

In spite of a 5% increase in labor cost, silver cash operating cost in 2Q05 was US$2.47/oz, a 14% decrease compared to US$2.87/oz in 2Q04. This was mainly due to higher by-product credit contributions and the lower impact of deductions and sales expenses due to higher concentrate grades.

Total royalties paid to the government by Uchucchacua in 2Q05 were US$292.4 thousand.

In Antapite (78.04%), total production induring 2Q05 was 25,772 ounces of gold, a 12% increase when compared to 22,926 ounces in 2Q04 due to higher ore grade (Appendix 2). For the first six month period 2005, total gold production was 52,080 ounces, a 12% increase when compared to 46,493 ounces in 2004.

Gold cash operating cost in 2Q05 was US$210/oz, a 22% increase when compared to US$172/oz in 2Q04. This was due to an increase of 42% in exploration and development costs. Diamond drilling works increased 120% from 2,532m in 2Q04 to 5,562m in 2Q05 while mine exploration drifting increased 19%.

Total royalties paid to the government by Antapite in 2Q05 were US$113.8 thousand.

In Colquijirca (32.78%), total zinc production was 12,929 MT in 2Q05, a decrease of 13% compared to 14,873 MT in 2Q04. Total silver production during 2Q05 was 924,025 ounces, a 12% increase when to 825,386 ounces in 2Q04. The lower metal content produced this quarter was due to higher ore mineral oxidation that reduced the recovery rate from 75.4% in 2Q04 to 69.7% in 2Q05.

For the first six months of 2005, total zinc production was 26,464 MT, a 6% decrease when compared to 2004 production (28,120 ST). In the case of silver, total production increased 13%, from 1,549,779 ounces in 2004 to 1,755,769 in 2005.

Zinc cash operating costs increased 39% from US$667 per MT in 2Q04 to US$928 per MT in 2Q05. As it was mentioned, the temporary lower mineral ore quality (oxides) brought additional plant reagent consumption and lower recovery rate, which impacted the concentration cost.

Likewise, during this quarter there was a temporary increase in the stripping ratio due to a redesign of the mining plan, from an average of 8.69:1 to 9.66:1. It is important to mention that in June we resumed our normal stripping ratio.

Total royalties paid to the government by Colquijirca in 2Q05 were US$104.2 thousand

OPERATING EXPENSES

General and Aadministrative expenses infor 2Q05 were S/.17.9 million, a 2% increase comparing compared to 2Q04 (S/.17.6 million). When expressed in US dollars, general and Aadministrative expenses infor 2Q05 were US$5.5 million, a 9% increase comparing compared to 2Q04 (US$5.1 million)provision. Accumulated general and Aadministrative expenses for the six month period were US$12.2 million, a 10% increased compared to US$11.1 million for the same period of 2004.

Exploration costs in non-operating areas during 2Q05 were US$6.6 million a 10% increase compared to 2Q04 (US$6.0 million).

OPERATING INCOME

Operating Iincome in 2Q05 was S/.90.4 million, a 4% decrease compared to S/.94.3 million in 2Q04. When comparing US dollar figures, operating Iincome in 2Q05 was US$27.8 million, a 2% increase compared to US$27.1 million for 2Q04.

For the six month period, operating income was US$54.3 million, which represented a 2% increase compared to 2004 (US$53.4 million).

INCOME AND DIVIDENDS FROM NON-CONSOLIDATES AFFILIATES

Buenaventura's income from Nnon-Cconsolidated Aaffiliates, mainly attributed to the participation in Yanacocha's net income, inwas US$40.0 million during 2Q05, an increase of 47% when compared to the US$27.2 million reported in 2Q04. However, due to the Nuevo Sol revaluation effect, this income from Nnon-Cconsolidated Aaffiliates, expressed in local currency, was S/.130.3 million, an increase of 38% when compared with S/.94.4 million in 2Q04. For the first six month period income from Nnon-Cconsolidated Aaffiliates was US$88.6 million, an increase of 16% when compared to US$76.3 million.

In Yanacocha (43.65%), 2Q05 gold production was 709,185 ounces of gold, an increase of 16% when compared with 2Q04 production (611,993 ounces) due to a 35% increase in gold grade, from 0.72 gr/MT in 2Q04 to 0.97 gr/MT in 2Q05, according to budget. Gold production for the first six months of 2005 was 1,505,102 ounces, an increase of 6% when compared to 1,415,552 ounces in the same period of 2004.

Gold cash cost in Yanacocha induring 2Q05 was US$159/oz, which represented no variation when compared with 2Q04.

Net income in Yanacocha, for 2Q05, was US$93.7 million, a 47% increase when compared with 2Q04 figures (US$63.7 million). For the first six month period of 2005, net income was US$206.3 million, an increase of 18% when compared to the US$174.3 million reported in 2004.

This quarter, EBITDA was US$183.2 million, an increase of 36% compared to 2Q04 (US$134.7 million). This increase was due to the higher gold production mentioned above and an 8% increase in the realized gold price from US$397/oz in 2Q04 to US$428/oz in 2Q05. For the accumulated first six months of 2005, EBITDA was US$390.1 million, an increase of 15% when compared to the US$339.9 million reported inin the comparable period of 2004.

Yanacocha's capital expenditure (CAPEX) for 2Q05 was US$60.8 million. The most significant expenditure during this quarter was devoted to mine development, leach pad facilities and to the Carachugo transition ore CIC.

During 2Q05 Buenaventura received a cash dividend of US$13.5 million from its affiliate Sociedad Minera Cerro Verde S.A.A.

NET INCOME

This quarter, Buenaventura's net income was US$82.6 million, representing US$0.65 per share, a 25% increase compared to 2Q04. This figure includes a loss of US$0.5 million, form thefrom "Cchange in the fair value of derivative instruments" (in accordance with IAS39 for derivative instruments) and a US$3.2 million impact due to a change in accounting principles applied by the Company's subsidiary Sociedad Minera El Brocal for the total of the remaining stripping costs.

For the first six month period of 2005 net income NCAwas US$146.0 million, an increase of 25% when compared to US$117.0 million in 2004.

HEDGING OPERATIONS

During 2Q05, the Company reported a net loss of S/.5.9 million, or US$1.8 million in derivative instruments as a result of the execution of 19,000 ounces of gold and 745,169 ounces of silver.

Total hedge book Mark -to -Market value up to year 2012 iswas a negative US$287.2 million. The Mark -to -Market value of derivative instruments as of June 30, 2005 was negative a US$41.4 million, while the Mark -to -Market value of the physical delivery contracts figure was a negative US$245.8 million.

As previously announced, Buenaventura continued converting derivative contracts into normal sales. At June 30, Buenaventura converted 419,000 gold ounces from derivative commitments to normal sales with no economic effect for the Company. A new hedge book is shown in Appendix 3.

EXPLORATIONS

Exploration activities are progressing normally with highlights in the Orcopampa region as follows:

CHIPMO MINE:

A crosscut southwest of Veta Prometida, some 400 m below surface, has discovered a new mineralized structure named the Esperanza vein. So far, we have drifted along strike for 44 m with an average thickness and grade of 1.45m @ 67.3 gr/MT Au (1.962 Oz/DST Au).

PORACOTA PROJECT:

Underground infill diamond drilling of Manto Aguila has been initiated in line with our expectations. The following table summarizes the intercepted mineralization:
DDH	THICKNESS (m)	GRADE (gr/t Au)
CPO-785-02	3.50	13.3
CPO-785-03	2.20	13.6
CPO-785-05	3.70	32.3
CPO-785-06	3.55	10.5
CPO-785-07	2.05	13.4
CPO-785-08	2.40	13.7

Metallurgical testwork at Orcopampa and C.H. Plenge laboratories on bulk samples is currently in progress.

LAYO PROSPECT:

Four diamond drill holes have intercepted bonanza-grade gold in a newly discovered set of quartz veins which are summarized below:
DDH	THICKNESS (m)	GRADE (gr/t Au)
DDH-02-05	0.75	429.4
DDH-03-05	0.80	22.1
DDH-18-04	0.50	46.0
DDH-19-04	0.50	137.1

PROJECT DEVELOPMENT

UCHUCCHACUA

  Regarding the construction of the cyanidation plant, basic engineering study has been completed and detailed engineering is 90% completed. During June, the installation of the main equipment started as well as the main facilities. The budget for this project is US$ 8.8 million and it is estimated to be finished in completion is expected for December 2005.

  The deepening of the "Master Shaft" to level 3,900 with a total investment of US$2.3 MM is expected to be concluded during the first semester 2006. The project is 45% completed.

MARCAPUNTA

  At the end of this quarter, the advance in the main decline was 731m (47% completed) and in the exploration decline was 172m (42% completed). We expect to place diamond drilling equipment in 6 months. Total investment was US$1.5 million for this semester.

* * *

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru's largest, publicly-traded precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates three mines in Peru and also has controlling interests in four mining companies as well as a minority interest in several other mining companies in Peru. The Company owns 43.65% in Minera Yanacocha S.R.L. (a partnership with Newmont Mining Corporation) and is one of the most important precious metal producers in the world.

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company's and Yanacocha's costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries' plans for capital expenditures, estimates of reserves and Peruvian political, economical, social and legal developments. These forward-looking statements reflect the Company's view with respect to the Company and Yanacocha's future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

**Tables to follow**

Appendix 1.

Equity Participation in Affiliates and Subsidiaries
	BVN	Operating
	Equity %	Mines
Minera Yanacocha	43.65	Yanacocha
Sociedad Minera El Brocal*	32.78	Colquijirca
Inversiones Mineras Del Sur*	78.04	Antapite / Ishihuinca
Sociedad Minera Cerro Verde	18.21	Cerro Verde
Cedimin*	100.00	Shila / Paula
Minera Minasnioc*	60.00	Minasnioc Project
Minera La Zanja *	53.06	La Zanja Project
Buenaventura Ingenieros*	100.00	-
Consorcio Energetico de Huancavelica*	100.00	-

*Consolidates

Appendix 2.

BVN PRODUCTION SUMMARY

	GOLD PRODUCTION
	Three Months Ended June 30						Six Months Ended June 30
	Orcopampa			Antapite			Orcopampa			Antapite
	2005	2004	%	2005	2004	%	2005	2004	%	2005	2004	%
Ore Milled DST	117,569	104,791	12.19%	45,128	44,853	0.61%	227,623	207,551	9.67%	89,463	89,727	-0.29%
Average Ore Grade OZ/ST	0.51	0.51	-0.24%	0.60	0.54	10.46%	0.53	0.50	5.28%	0.61	0.55	9.98%
Average Recovery Rate %	95.57%	93.61%	1.96%	95.73%	94.07%	1.66%	95.47%	93.55%	1.93%	95.65%	93.64%	2.01%
Ounces Produced	57,129	49,593	15.20%	25,772	22,926	12.41%	114,101	96,881	17.77%	52,080	46,493	12.02%
	SILVER PRODUCTION
	Three Months Ended June 30						Six Months Ended June 30
	Uchucchacua			Colquijirca			Uchucchacua			Colquijirca
	2005	2004	%	2005	2004	%	2005	2004	%	2005	2004	%
Ore Milled DST	202,168	200,100	1.03%	368,666	376,347	-2.04%	405,018	389,000	4.12%	734,523	746,500	-1.60%
Average Ore Grade OZ/ST	16.92	16.76	0.96%	3.56	3.21	10.89%	16.90	16.85	0.34%	3.34	3.04	9.82%
Average Recovery Rate %	74.13%	73.78%	0.36%	72.11%	68.40%	3.71%	74.13%	73.59%	0.54%	72.37%	68.28%	4.09%
Ounces Produced	2,534,704	2,474,516	2.43%	924,025	825,386	11.95%	5,071,465	4,822,243	5.17%	1,755,752	1,549,779	13.29%
	ZINC PRODUCTION
	Three Months Ended June 30						Six Months Ended June 30
	Uchucchacua			Colquijirca			Uchucchacua			Colquijirca
	2005	2004	%	2005	2004	%	2005	2004	%	2005	2004	%
Ore Milled DST	202,168	200,100	1.03%	368,666	376,347	-2.04%	202,168	389,000	-48.03%	734,523	746,500	-1.60%
Average Ore Grade %	1.35%	1.53%	-12.11%	5.83%	5.77%	1.06%	1.40%	1.46%	-3.80%	5.86%	5.65%	3.76%
Average Recovery Rate %	64.03%	59.38%	4.66%	69.68%	75.45%	-5.77%	60.77%	61.14%	-0.37%	71.38%	73.46%	-2.09%
ST Produced	1,745	1,820	-4.10%	14,252	16,395	-13.07%	3,473	3,468	0.15%	29,171	30,997	-5.89%

Appendix 3.

TOTAL GOLD COMMITMENTS
as of 07/01/05
		2005	2006	2007	2008	2009	2010	2011	2012	Total
285	Ounces	188,000	368,000	388,000	308,000	383,000	390,000	376,500	60,000	2,461,500
	$/oz	327.37	317.36	316.91	314.51	305.05	289.62	288.59	285.00	306.20
290	Ounces	188,000	368,000	388,000	308,000	383,000	390,000	376,500	60,000	2,461,500
	$/oz	337.88	328.78	327.86	328.15	317.39	303.08	302.45	290.00	318.43
300	Ounces	188,000	448,000	468,000	388,000	423,000	390,000	376,500	60,000	2,741,500
	$/oz	338.94	333.33	332.59	333.53	324.42	310.77	310.26	300.00	325.13
345	Ounces	158,000	388,000	408,000	328,000	363,000	360,000	354,000	60,000	2,419,000
	$/oz	341.84	338.94	338.60	342.59	345.19	345.42	345.42	345.00	342.57
350	Ounces	158,000	388,000	408,000	328,000	363,000	360,000	354,000	60,000	2,419,000
	$/oz	341.84	338.94	338.60	342.59	347.05	348.75	348.09	345.00	343.73
385	Ounces	158,000	388,000	408,000	328,000	363,000	360,000	354,000	60,000	2,419,000
	$/oz	341.84	338.94	338.60	342.59	360.07	372.08	366.78	345.00	351.89
420	Ounces	188,000	388,000	408,000	328,000	363,000	360,000	354,000	60,000	2,449,000
	$/oz	348.73	338.94	338.60	342.59	371.23	395.42	394.11	404.00	362.78
436	Ounces	188,000	388,000	408,000	388,000	363,000	360,000	354,000	60,000	2,509,000
	$/oz	348.73	338.94	338.60	354.56	371.23	406.08	402.65	404.00	366.88
451	Ounces	188,000	388,000	408,000	388,000	363,000	360,000	354,000	60,000	2,509,000
	$/oz	348.73	338.94	338.60	354.56	371.23	406.08	410.66	404.00	368.01
PHYSICAL GOLD DELIVERY
as of 07/01/05
		2005	2006	2007	2008	2009	2010	2011	2012	Total
285	Ounces	158,000	308,000	328,000	248,000	323,000	360,000	354,000	60,000	2,139,000
	$/oz	324.03	311.98	311.77	307.14	297.63	285.00	285.00	285.00	300.35
290	Ounces	158,000	308,000	328,000	248,000	323,000	360,000	354,000	60,000	2,139,000
	$/oz	336.53	325.62	324.73	324.07	312.26	299.58	299.75	290.00	314.43
300	Ounces	158,000	308,000	328,000	248,000	323,000	360,000	354,000	60,000	2,139,000
	$/oz	337.79	328.54	327.77	327.70	318.30	307.92	308.05	300.00	319.80
345	Ounces	158,000	308,000	328,000	248,000	323,000	360,000	354,000	60,000	2,139,000
	$/oz	341.84	337.89	337.53	342.46	345.46	345.42	345.42	345.00	342.51
350	Ounces	158,000	308,000	328,000	248,000	323,000	360,000	354,000	60,000	2,139,000
	$/oz	341.84	337.89	337.53	342.46	347.55	348.75	348.09	345.00	343.83
385	Ounces	158,000	308,000	328,000	248,000	323,000	360,000	354,000	60,000	2,139,000
	$/oz	341.84	337.89	337.53	342.46	362.18	372.08	366.78	345.00	353.06
420	Ounces	158,000	308,000	328,000	248,000	323,000	360,000	354,000	60,000	2,139,000
	$/oz	341.84	337.89	337.53	342.46	374.72	395.42	394.11	404.00	365.06
436	Ounces	158,000	308,000	328,000	248,000	323,000	360,000	354,000	60,000	2,139,000
	$/oz	341.84	337.89	337.53	342.46	374.72	406.08	402.65	404.00	368.27
451	Ounces	158,000	308,000	328,000	248,000	323,000	360,000	354,000	60,000	2,139,000
	$/oz	341.84	337.89	337.53	342.46	374.72	406.08	410.66	404.00	369.59
GOLD DERIVATIVES
as of 07/01/05
		2005	2006	2007	2008	2009	2010	2011	2012	Total
285	Ounces	30,000	60,000	60,000	60,000	60,000	30,000	22,500		322,500
	$/oz	345.00	345.00	345.00	345.00	345.00	345.00	345.00		345.00
290	Ounces	30,000	60,000	60,000	60,000	60,000	30,000	22,500		322,500
	$/oz	345.00	345.00	345.00	345.00	345.00	345.00	345.00		345.00
300	Ounces	30,000	140,000	140,000	140,000	100,000	30,000	22,500		602,500
	$/oz	345.00	343.86	343.86	343.86	344.20	345.00	345.00		344.07
345	Ounces		80,000	80,000	80,000	40,000				280,000
	$/oz		343.00	343.00	343.00	343.00				343.00
350	Ounces		80,000	80,000	80,000	40,000				280,000
	$/oz		343.00	343.00	343.00	343.00				343.00
385	Ounces		80,000	80,000	80,000	40,000				280,000
	$/oz		343.00	343.00	343.00	343.00				343.00
420	Ounces	30,000	80,000	80,000	80,000	40,000				310,000
	$/oz	385.00	343.00	343.00	343.00	343.00				347.06
436	Ounces	30,000	80,000	80,000	140,000	40,000				370,000
	$/oz	385.00	343.00	343.00	376.00	343.00				358.89
451	Ounces	30,000	80,000	80,000	140,000	40,000				370,000
	$/oz	385.00	343.00	343.00	376.00	343.00				358.89

Appendix 4.

SILVER DERIVATIVES
as of 07/01/05

	At US $ 4.00		At US $ 4.15		At US $ 6.20		At US $ 6.33		At US $ 6.50		At US $ 7.00
Year	Ounces	$ / oz	Ounces	$ / oz	Ounces	$ / oz	Ounces	$ / oz	Ounces	$ / oz	Ounces	$ / oz
2005	150,000	6.00	650,000	5.85	680,000	6.15	780,750	6.15	912,500	6.15	1,300,000	6.15
2006	200,000	6.00	200,000	6.00	240,000	6.00	266,000	6.00	300,000	6.00	400,000	6.00
	350,000	6.00	850,000	5.88	920,000	6.11	1,046,750	6.11	1,212,500	6.11	1,700,000	6.12

Appendix 5.

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Balance Sheets
As of December 31, 2004 (unaudited) and June 30, 2005 (unaudited)
	2004	2005	2005
	S/(000)	S/(000)	US$(000)

Assets
Current assets
Cash and cash equivalents	614,862	228,023	70,075
Investment funds	86,971	49,328	15,159
Trade accounts receivable	97,061	111,009	34,115
Other accounts receivable, net	12,223	11,205	3,443
Accounts receivable from affiliates	46,078	39,118	12,022
Inventories, net	69,353	81,382	25,010
Current portion of prepaid tax and expenses	40,471	51,233	15,745

Total current assets	967,019	571,298	175,569

Long - term other accounts receivable	4,574	5,110	1,570
Prepaid tax and expenses	14,059	15,083	4,635
Investments in shares	1,531,372	2,284,019	701,911
Property, plant and equipment, net	452,214	439,340	135,015
Development costs, net	143,258	154,043	47,340
Deferred stripping costs	56,056	-	-
Mining concessions and goodwill, net	157,544	144,898	44,529
Deferred income tax and workers' profit sharing asset, net	245,299	310,916	95,549

Total assets	3,571,395	3,924,707	1,206,118

Consolidated Balance Sheets (Continue)
As of December 31, 2004 (unaudited) and June 30, 2005 (unaudited)

	2004	2005	2005
	S/(000)	S/(000)	US$(000)

Liabilities and shareholders' equity, net
Current liabilities
Bank loans	13,150	65,264	20,057
Trade accounts payable	61,188	47,376	14,559
Other current liabilities	142,696	139,044	42,730
Derivative instruments	70,927	41,254	12,678
Current portion of long-term debt	36,332	19,208	5,903
Deferred income from sale of future production	74,937	104,884	32,232

Total current liabilities	399,230	417,030	128,159

Long-term other liabilities	74,030	65,270	20,059
Derivative instruments	267,852	93,984	28,883
Long-term debt	15,031	9,453	2,905
Deferred income from sale of future production	568,772	667,444	205,115

Total liabilities	1,324,915	1,253,181	385,121

Minority interest	66,347	45,948	14,119

Shareholders' equity, net
Capital stock, net of treasury shares by S/49,659,000 in 2004 and 2005	596,755	596,755	183,391
Investment shares, net of treasury shares by S/66,000 in 2004 and 2005	1,683	1,683	518
Additional paid-in capital	610,659	610,659	187,664
Legal reserve	129,276	129,276	39,728
Others reserves	923	923	284
Retained earnings	734,070	1,134,908	348,773
Cumulative translation loss	(148,513)	(158,643)	(48,753)
Cumulative unrealized gain on investments in shares carried at fair value	256,331	310,128	95,307
Deferred income from sale of future production of subsidiary	(1,051)	(111)	(34)

Total shareholders' equity, net	2,180,133	2,625,578	806,878

Total liabilities and shareholders' equity, net	3,571,395	3,924,707	1,206,118

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Statements of Income
	For the three-month periods ended June 30			For the six-month periods ended June 30
	_______________________________			________________________________
	2004	2005	2005	2004	2005	2005
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)

Operating revenues
Net sales	232,051	232,031	71,306	437,379	451,657	138,801
Realized income from sale of future production	17,939	23,603	7,254	32,137	41,681	12,809
Royalties income	25,870	31,053	9,543	60,298	63,924	19,645
	__________	__________	__________	_________	__________	__________
Total revenues	275,860	286,687	88,103	529,814	557,262	171,255
	__________	__________	__________	_________	_________	__________
Costs of operation
Operating costs	86,602	89,749	27,581	169,441	174,754	53,704
Exploration and development costs in operational mining sites	28,227			52,161	62,389	19,173
		33,721	10,363
Amortization and depreciation	15,047	16,948	5,208	26,757	31,338	9,631
	__________	__________	__________	_________	__________	__________
Total costs of operation	129,876	140,418	43,152	248,359	268,481	82,508
	__________	__________	__________	_________	__________	__________
Gross margin	145,984	146,269	44,951	281,455	288,781	88,747
	__________	__________	__________	_________	__________	__________
Operating expenses
Exploration costs in non-operational mining sites	20,746	21,332	6,556	31,065	40,791	12,536
General and administrative	17,597	17,937	5,512	38,619	39,757	12,218
Royalties to third parties	6,698	7,114	2,186	11,233	13,159	4,044
Amortization of mining concesions and goodwill
	3,041	3,817	1,173	6,083	7,635	2,346
Selling	3,632	3,558	1,093	8,753	7,174	2,205
Royalties to Peruvian Government	-	2,138	658	-	3,692	1,135
	__________	__________	__________	_________	__________	__________
Total operating expenses	51,714	55,896	17,178	95,753	112,208	34,484
	__________	__________	__________	_________	__________	__________
Operating income	94,270	90,373	27,773	185,702	176,573	54,263
	__________	__________	__________	_________	__________	__________
Other income (expenses), net
Share in affiliated companies, net	94,359	130,272	40,034	265,271	288,414	88,634
Dividends	-	43,892	13,489	4,780	43,892	13,489
Gain (loss) from change in the fair value of derivative instruments	91,474	(4,380)	(1,346)	53,574	11,441	3,516
Interest income	1,939	4,802	1,476	4,845	8,736	2,685
Loss from exposure to inflation	(9,428)	-	-	(14,346)	-	-
Exchange difference loss	-	578	178	-	(2,079)	(639)
Interest expenses	(7,107)	(1,807)	(555)	(8,957)	(2,941)	(904)
Other, net	(5,674)	(3,325)	(1,023)	(11,560)	(8,816)	(2,709)
	__________	__________	__________	_________	__________	__________
Total other income, net	165,563	170,032	52,253	293,607	338,647	104,072

Income before workers' profit sharing, income tax, minority interest and cumulative effect of changes in accounting principle	259,833	260,405	80,026	479,309	515,220	158,335
Workers' profit sharing	(3,522)	8,094	2,487	(7,401)	1,762	541
Income tax	(16,154)	19,225	5,908	(38,811)	(11,502)	(3,535)
	__________	__________	__________	_________	__________	__________
Income before minority interest and cumulative effect of changes in accounting principle	240,157	287,724	88,421	433,097	505,480	155,341
Minority interest	(10,520)	(8,546)	(2,626)	(26,404)	(19,838)	(6,096)
	__________	__________	__________	__________	__________	__________
Income before cumulative effect of changes in accounting principle	229,637	279,178	85,795	406,693	485,642	149,245

Cumulative effect of changes in accounting principle	-	(10,416)	(3,201)	-	(10,416)	(3,201)
	__________	__________	__________	__________	__________	__________

Net income	229,637	268,762	82,594	406,693	475,226	146,044
	__________	__________	__________	__________	__________	__________

Basic and diluted earnings per share, before cumulative effect of changes in accounting principle, stated in Peruvian Nuevos Soles and U.S. dollars	1.80	2.19	0.67	3.20	3.82	1.17
Cumulative effect of changes in accounting principle	-	(0.08)	(0.02)	-	(0.08)	(0.02)
	__________	__________	__________	__________	__________	__________
Basic and diluted earnings per share, stated in Peruvian Nuevos Soles and U.S. dollars	1.80	2.11	0.65	3.20	3.74	1.15
	__________	__________	__________	__________	__________	__________
Weighted average number of shares outstanding	127,236,219	127,236,219	127,236,219	127,236,219	127,236,219	127,236,219
	__________	__________	__________	__________	__________	__________
Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Cash Flows
	For the three-month periods ended June 30			For the six-month periods ended June 30
	__________________________			__________________________
	2004	2005	2005	2004	2005	2005
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)

Operating activities
Collection from customers	203,693	191,905	58,975	424,146	437,709	134,514
Collection of dividends	91,760	86,503	26,584	189,035	129,180	39,699
Collection of royalties	35,609	34,255	10,527	64,290	70,505	21,667
Collection of interest	795	4,222	1,297	3,701	7,883	2,423
Payments to suppliers and third parties	(108,171)	(112,642)	(34,616)	(199,389)	(220,666)	(67,814)
Payments to employees	(28,262)	(42,725)	(13,130)	(61,676)	(84,702)	(26,030)
Payments of exploration expenditures	(34,752)	(45,478)	(13,976)	(64,506)	(87,296)	(26,827)
Payments of income tax	(11,299)	(32,237)	(9,907)	(26,087)	(45,844)	(14,089)
Payments of royalties	(7,921)	(15,782)	(4,850)	(13,743)	(22,021)	(6,767)
Payments of interest	(1,941)	(1,807)	(556)	(3,488)	(2,941)	(904)
	________	________	________	________	________	________
Net cash provided by operating activities	139,511			312,283	181,807	55,872
		66,214	20,348
	________	________	________	________	________	________

Investing activities
Decrease (increase) of investment fund	(34,735)	4,053	1,246	(34,735)	38,869	11,945
Decrease on time deposits in local currency	-			-	13,860	4,259
		6,930	2,130
Proceeds from sale of plant and equipment	144	1,372	422	1,063	1,372	422
Payments by purchase of investments in shares	-			(1,263)	(504,040)	(154,899)
		(504,040)	(154,899)
Development expenditures	(20,949)	(14,992)	(4,607)	(30,879)	(25,090)	(7,710)
Purchase of Property, plant and equipment	(21,246)	(13,519)	(4,155)	(36,368)	(21,574)	(6,630)
Payments from derivative instruments settled, net	(6,518)			(53,146)	(13,207)	(4,059)
		(5,907)	(1,815)
Proceeds from sale of investments in shares	330			330	-	-
		-	-
Increase of account receivable from Afiliates	(2,616)	-	-	(5,320)	-	-
	________	________	________	________	________	________
Net cash provided used in investing activities	(85,590)			(160,318)	(509,810)	(156,672)
		(526,103)	(161,678)
	________	________	________	________	________	________
Net cash used in financing activities	(87,239)			(101,386)	(44,976)	(13,822)
		(31,004)	(9,528)
	________	________	________	________	________	________
Net increase (decrease) in cash during the period	(33,318)	(490,893)	(150,858)	50,579	(372,979)	(114,622)
Cash at beginning of period	482,466	708,521	217,738	398,569	590,607	181,502
	________	________	________	________	________	________

Cash at period-end	449,148	217,628	66,880	449,148	217,628	66,880
	________	________	________	________	________	________

	For the three-month periods ended June 30			For the six-month periods ended June 30
	_________________________			_________________________
	2004	2005	2005	2004	2005	2005
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)

Reconciliation of net income to net cash provided by operating activities
Net income	229,637	268,762	82,594	406,693	475,226	146,044
Add (deduct)
Amortization and depreciation	14,041	16,933	5,204	26,187	31,869	9,794
Minority interest	10,520	8,546	2,626	26,404	19,838	6,096
Amortization of development costs in operating mining unit	15,043	9,590	2,947	19,329	15,586	4,790
Cumulative effect of changes in accounting principle	-	10,416	3,201	-	10,416	3,201
Amortization of mining concessions and goodwill	3,041	3,817	1,173	6,083	7,635	2,346
Write-off of development costs	-	2,382	732	-	2,382	732
Exchange difference loss (gain)	-	(578)	(178)	-	2,079	639
Accretion Expenses	1,884	974	300	2,890	1,948	599
Net cost of retired plant and equipment	182	209	64	182	641	197
Loss (gain) from change in the fair value of investment fund	5,165	(1,687)	(518)	5,468	(1,578)	(485)
Loss (gain) from change in the fair value of derivative instruments	(91,474)	4,380	1,346	(53,574)	(11,441)	(3,516)
Income from sale of future production	(17,939)	(23,603)	(7,254)	(32,137)	(41,681)	(12,809)
Gain (loss) for deferred income tax and workers' profit sharing expenses	6,290			16,411	(45,443)	(13,966)
		(52,183)	(16,037)
Share in affiliated companies, net of dividends received	(2,598)			(81,106)	(203,126)	(62,423)
		(87,661)	(26,939)
Loss from exposure to inflation	9,428	-	-	14,346	-	-
Income from sale of investments in shares	(51)	-	-	(51)	-	-
Others	-	(6,286)	(1,932)	-	-	-
Net changes in assets and liabilities accounts
Decrease (increase) of operating assets -
Trade and other accounts receivable	(26,909)	(42,261)	(12,987)	(6,285)	(7,695)	(2,365)
Inventories	1,674	(6,070)	(1,865)	(1,996)	(8,514)	(2,616)
Prepaid tax and expenses	(4,711)	(37,332)	(11,473)	(13,537)	(68,146)	(20,942)
Increase of operating liabilities -
Trade accounts payable and other liabilities	(13,712)	(2,134)	(656)	(23,024)	1,811	556
	________	________	________	________	________	________
Net cash provided by operating activities	139,511	66,214	20,348	312,283	181,807	55,872

Transaction that do not affect cash flows
Tranfer from derivative instruments liabilitie to
deferred income from sale of future production	-	172,540	53,024	-	172,540	53,024
	________	________	________	________	________	________

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: July 21, 2005